

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 21, 2016

Andrew E. Seaberg, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103

Re: FEG Directional Access TEI Fund LLC
        File No. 811-23140

Dear Mr. Seaberg:

On February 24, 2016, you filed a registration statement on Form N-2 in connection with the registration under the Investment Company Act of 1940 (the "Investment Company Act") of the FEG Directional Access TEI Fund LLC (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover page

1.   The first sentence in the sixth paragraph on this page states that "[t]he Units will not be listed on any securities exchange and it is not anticipated that a secondary market for the Units will develop." Please revise this sentence into an emboldened bullet point on the outside cover page. Additionally, immediately after this bullet point, please add a similar emboldened bullet point on the outside cover page stating that, as a result, an investment in the Fund may not be suitable for investors who may need the money they invest within a specified timeframe.

Summary of Fund Expenses (Page 1)

2.   The heading for "Annual Expenses" in the fee table includes the parenthetical "as a percentage of net assets, ***except as noted***." (Emphasis added.)   Please revise the heading and the fee table to state that all annual expenses are presented as a percentage of net assets. See Item 3.1 of Form N-2. Also, please revise footnote (2) to the fee table to clarify whether the Investment Management Fee is based on the gross assets or net assets of FEG Directional Access Fund, and provide a definition of gross assets or net assets, as appropriate.

        Additionally, please indicate in a footnote to the fee table that the line item amount for "Interest Payments on Borrowed Funds" is estimated for the first fiscal year of the Fund's operations, and include in the footnote an estimate of the amount borrowed that will result in the interest amount disclosed by this line item.

Summary of Fund Expenses — Example (Page 2)

3.   Please confirm the accuracy of the expense examples for the 1, 5, and 10 year periods, as our calculations differ from those shown.

Summary of Principal Terms — The Fund — The Fund's Investment Objective (Page 3)

4.   The first sentence in this section states that the Fund's investment objective is to meet or exceed the performance of the broad equity markets "over a full market cycle." Please define "full market cycle" in this section. Additionally, please summarize in this section the investment strategies of the underlying investment funds in which the Fund will invest, and include the discussion of the "hedged directional investment strategies" described in the last two paragraphs of the section titled "Investment Strategy Description" on page 12 of the prospectus.

Summary of Principal Terms — The Fund — Risk Factors (Page 4)

5.   This section directs prospective investors to a discussion of the Fund's risk factors on page 19 of the prospectus. Please also provide a summary of the Fund's risk factors in this section (e.g., leverage risk, short sale risk).

Summary of Principal Terms — Units of Investment — Purchasing Units (Page 6)

6.   The second paragraph of this section states that the minimum initial investment in the Fund is $50,000, although the Board of Directors may waive this minimum in certain cases. Please explain to us the circumstances under which the Board of Directors may waive the stated minimum initial investment. We may have further comments after reviewing your response.

Use of Proceeds (Page 11)

7.   Please disclose in this section how long it will take to invest all or substantially all of the proceeds from the offering in accordance with the Fund's investment objectives. If the Fund expects the investment period to exceed three months, please describe in this section the reasons for this expected delay. See Guide 1 to Form N-2.

Investment Management Fee (Page 17)

8.   The second sentence in this section states that FEG Directional Access Fund will pay a monthly *Investment Management Fee* "equal to 0.85% on an annualized basis of FEG Directional Access Fund's *assets* as of each month-end." (Emphasis added.) The fifth sentence in this section states that the *Investment Management Fee* is computed based on the *net assets* of FEG Directional Access Fund as of the last day of each month. (Emphasis added.) Finally, the section captioned "Management Fee" on page 7 of the prospectus states that the monthly *Management Fee* is "equal to 1/12th of 0.85% of FEG Directional Access Fund's month-end *net asset value*, prior to reduction for the Management Fee then being calculated (a 0.85% annual rate)." (Emphasis added.) Please revise these disclosures to provide a consistent term for the investment management fee, and a consistent description of the calculation of the Fund's investment management fee.

Risk Factors — General — Industry Concentration Risk (Page 19)

9.   The last sentence in this section states that the Fund may not be able to determine whether the Portfolio Funds have invested 25% or more of their combined assets in any particular industry. Please add disclosure in this section that, as disclosed in the Fundamental Policies section on page 2 of the Statement of Additional Information, the Fund will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

Risk Factors — Strategy Risk — Equity Securities Investing (Page 27)

10.   Please provide a summary of the equity securities strategy, as well as summaries of the other strategies discussed on pages 27 through 32, in the "Investment Strategy Description" section on page 11.

Outstanding Securities (Page 40)

11.   The table in this section shows $91,991,107 of "Membership Units" as of December 31, 2015. Since the Fund did not register under the Investment Company Act until February 24, 2016, please explain in this section what this table represents.

STATEMENT OF ADDITIONAL INFORMATION

Interested Director and Officers (Page 18)

12.   Please revise this section to provide all directorships held by each director during the past five years. See Item 18.6(b) of Form N-2.

GENERAL COMMENTS

13.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

14.   Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing amendments, please feel free to contact me at (202) 551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel